FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated January 6, 2003, announcing the commencement of solicitation of proxies for a meeting of holders of its 4.25% convertible subordinated notes due 2005 to approve the debt restructuring plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: January 7, 2003

Gilat Announces Commencement of Solicitation of Proxies for a Meeting of Holders of Its 4.25% Convertible Subordinated Notes Due 2005 to Approve Debt Restructuring Plan
Monday January 6, 1:12 pm ET

PETAH TIKVA, Israel--(BUSINESS WIRE)--Jan. 6, 2003--Gilat Satellite Networks Ltd. (NASDAQ:GILTF - News) today announced that it had commenced the solicitation of proxies for a meeting of the holders of its 4.25% Convertible Subordinated Notes due 2005 (the "Notes") to approve a plan of arrangement with certain creditors pursuant to Section 350 of the Israeli Companies Law--1999, as described in a proxy solicitation statement being sent by the Company to all holders of the Notes as of January 2, 2003, the record date for the solicitation.

The purpose of the plan of arrangement is to permit the Company to restructure its principal debt obligations, including the Notes. The plan of arrangement includes an offer by the Company to issue a combination of 4.00% Convertible Notes due 2012 and its ordinary shares, par value NIS 0.01, in exchange for all the Notes.

The meeting of the holders of the Notes is scheduled at 10:00 a.m., Israel time, on February 5, 2003.

The proxy solicitation will expire at 11:59 p.m., New York City time, on February 3, 2003, unless extended. For a complete statement of the terms and conditions of the proxy solicitation, holders of the Notes should refer to the proxy solicitation statement dated January 6, 2003.

Holders of the Notes with questions relating to the meeting of bondholders may contact Georgeson Shareholder Communications, Inc., the Company's information agent in connection with the proxy solicitation, at the toll-free telephone number 1-866-328-5446 (banks and brokers call (212) 440-9800), or Tim Perrott, Vice President of Investor Relations, at the details set forth below.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage®, DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a) SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
     Gilat Satellite Networks Ltd.
     Investor Relations:
     Tim Perrott, 703/848-1515
     tim.perrott@spacenet.com